BIOLOG INC.

123 PARKER AVENUE

LIVERPOOL, NY  13088

July 13, 2011

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20005

Attn: Larry Spirgel

Assistant Director

RE:

Biolog, Inc.

Form 10-K for the fiscal year ended December 31, 2010

Form 10-Q for the quarter ended March 31, 2011

Dear Mr. Spirgel:

Below please find our responses to the Staff’s comment letter, dated June 30, 2011 (the “Comment Letter”), to the above-captioned annual report and quarterly report filed April 7, 2011 and April 28, 2011 respectively. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please be advised that the Company has filed Amendment No. 1 to the Annual Report for the fiscal year ended December 31, 2010 and Amendment No. 1 to the Quarter Report for the quarter ended March 31, 2011.  Also pursuant to the Comment Letter, attached please find a written acknowledgement by the Company in connection with its responding to the Comment Letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

/s/ Joseph C. Passalaqua

Joseph C. Passalaqua

Form 10-K for the Year Ended December 31, 2010

1.

We note that the date of the report is April 7, 2010 but that the report includes the period ended December 31, 2010. Please revise to correct the date of the report.

Response:  The correct date on the original filing should have been April 7, 2011 instead of the April 7, 2010.  The Company filed a Amendment to Form 10-K for the year ending December 31, 2010, on July 13, 2011 that revised the date in the Report of Independent Registered Public Accounting Firm the correct and current date of filing.

Form 10-K for the Year Ended December 31, 2010

Form 10-Q for the Quarter Ended March 31, 2011

2.

Please revise your disclosure regarding management’s evaluation of internal controls and procedures to state, if true, that your internal controls and procedures were not effective rather than stating that they were not sufficient.

 Response:.  The Company filed an Amendment to Form 10-K for the year ending December 31, 2010 and an Amendment to Form 10-Q for the quarter ending March 31, 2011, on July 13, 2011 that revised the disclosure in Item 9A. Controls and Procedures to that they were “not effective” rather than “not sufficient”.

ACKNOWLEDGEMENT

I, JOSEPH C. PASSALAQUA, the President of BIOLOG, INC., a Utah corporation (the “Company”), do hereby acknowledge the following on behalf of the Company:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as amended, filed with the United States Securities and Exchange Commission (the “Commission”) on July 13, 2011;

2.

The Commission’s staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement this 13TH day of JULY 2011.

BIOLOG, INC.

By: /s/ JOSEPH C. PASSALAQUA

Name:

Joseph C. Passalaqua

Title:

President

(Principal Executive Officer)